UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

EClips Media Technologies, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

277885J101
(CUSIP Number)

110 Greene Street, Suite 403, New York, NY 10012
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 7, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 3 Pages)
———————
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 277885J101
	13D	Page 2 of 3 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Eric Simon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN - Individual

CUSIP No. 277885J101
	13D	Page 3 of 3 Pages

This Amendment No.1 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on July 1, 2010 (the “Original Schedule 13D”) by Eric Simon (the “Reporting Person”).

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

On December 7, 2010, the Reporting Person retired all of his shares of common stock pursuant to a Spinoff Agreement(the “Agreement”) between the Issuer, Mr. Simon and Brand Interaction Group, LLC (“BIG”).  Under the Agreement these shares are being retired to the Issuer in exchange for (i) 100% of the issued and outstanding capital stock of SD Acquisition Corp., which owned and operated the Superdaft business, (ii) the cancellation of the asset purchase agreement and employment agreement entered into between the Issuer, Mr. Simon and BIG in June 2010 and (iii) certain payments to be made by BIG to some of the Issuer’s noteholders.  As a result of the transactions, the Reporting Person does not own any shares of common stock.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

As of December 7, 2010, as a result of the transactions described in Item 4 above, Reporting Person does not own any shares of the Issuer’s Common Stock and Reporting Person ceased to be the beneficial owner of more than 5% of the Issuer’s Common Stock. Other than the transactions described in Item 4 above, Reporting Person has not effectuated any other transactions involving the securities in the last 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 20, 2010

/s/ Eric Simon
Eric Simon